                            [DUANE MORRIS LETTERHEAD]




FREDERICK W. DREHER
DIRECT DIAL:  215.979.1234
PERSONAL FAX:  215.979.1213
E-MAIL:  fwdreher@duanemorris.com



                                February 1, 2006


VIA EDGAR AND FEDEX
-------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Gregory Dundas


     Re: Bay View Capital Corporation
         Registration Statement on Form S-4
         Filed December 19, 2005
         File No. 333-130438
         ------------------------------------------------

Dear Mr. Dundas:

     We enclose three marked copies of Amendment No. 1 to the above-captioned registration statement as filed with the Commission today via EDGAR.

     The purpose of this letter is to provide a detailed response to the comments contained in the Commission's January 18, 2006 letter to Charles G. Cooper. For convenience of reference, we have included each of the Commission's numbered comments followed by our response to the comment.

     Our responses are as follows:

1. Please disclose the projections Bay View and GLB provided to each other or to the advisor of the other party. Please confirm that projections of BVAC were not provided to AFS, or disclose those projections.
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Securities and Exchange Commission
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February 1, 2006

     Amendment No. 1 contains a new section titled "Nonpublic Financial Projections" that discloses the projections BVCC and GLB exchanged with each other and their respective financial advisors in connection with the merger. This new discussion starting on page 204 of Amendment No. 1 follows the section describing the background of the merger.

     We have determined that the financial projections of BVCC furnished to GLB were also furnished in whole or in part to AmeriCredit. Because the projections were the same, we have added, under the caption "Nonpublic Financial Projections" immediately following the section describing the background of the BVAC sale, a cross-reference to the projections in "Nonpublic Financial Projections" that immediately succeeds the discussion of the background of the merger. See page 264 of Amendment No. 1.

2. Please provide the staff with copies of the board books Harris Nesbitt, Sandler O'Neill, and UBS provided in connection with the transactions.

     We enclose with this letter a copy of the board book furnished by Sandler O'Neill to the board of directors of GLB in connection with the merger.

     The presentation materials dated November 4, 2005 prepared by UBS in connection with its opinion relating to the proposed BVAC sale and summarized under the caption "Opinion of BVCC's Financial Advisor in Connection with the BVAC Sale" and the board book prepared by Harris Nesbitt in connection with its opinion to BVCC regarding the merger are being provided to the Staff under separate cover by the respective counsel for UBS and Harris Nesbitt on a confidential and supplemental basis pursuant to Rule 12b-4 under the 1934 Act and Rule 418 under the 1933 Act. In accordance with such Rules, counsel for UBS and Harris Nesbitt have requested that these materials be returned promptly following completion of the Staff's review. By separate letter, counsel for UBS has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. Section 200.83.

3. Please unbundle the proposed change in Bay View's by-laws. Each material change should be a separate item for shareholder consideration.

     After our telephone call with you that clarified this comment, we have determined to use the existing by-laws of BVCC as the by-laws of the surviving corporation in the merger and not use the GLB by-laws. We believe this change is appropriate because the by-laws of BVCC and GLB are not materially different in substance, and we would prefer not adding another item of business and the requisite disclosure to what is already an extremely long joint proxy statement/prospectus. Appropriate changes have been made in Amendment No. 1.
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Securities and Exchange Commission
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February 1, 2006

4. Please confirm that each letter will conform to the one-page requirement for a cover page under Item 501 of Regulation S-K.

     This letter confirms that the cover letters to stockholders will conform to the one-page requirement for a cover page under Item 501 of Regulation S-K. We have combined the two separate letters into one joint letter that will be no more than one page when printed without the red herring legend.

5. Please disclose that the common shares of the combined entity will continue to trade on the NYSE.

     Amendment No. 1 contains a sentence to this effect in the revised cover letter to stockholders.

6. Please delete the final sentence of the introductory section. The use of such terms as "merger" and "merger agreement" should be clear to the average investor without the use of a legalistic definition.

     We have made the requested deletion in "Summary" on page 5 of Amendment No. 1.

7. Please disclose that you have received 2 separate opinions of counsel regarding the tax-free nature of the merger.

     We have disclosed in Amendment No. 1 that we have received two separate opinions of counsel regarding the tax-free nature of the merger. Reference is made to "Summary -- Material United States Federal Income Tax Consequences of the Merger" on page 14 of Amendment No. 1.

8. Please revise the subheadings throughout as necessary to focus on the risk to the company or the shareholders rather than merely stating a fact regarding the company. For example, in the second risk factor, clarify the risk regarding the limitations imposed by the merger agreement.

     As requested, we have revised the subheadings in "Risk Factors" in Amendment No. 1 to focus on the risk to BVCC or GLB and their respective stockholders rather than merely stating a fact regarding the company.

9.   Several of your risk factors use language stating that "we cannot assure you that...." or similar language. However, the risk is not your ability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

     We have made the requested changes in "Risk Factors" in Amendment No. 1 to eliminate "no assurance" and similar language.
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Securities and Exchange Commission
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February 1, 2006

10.  Please revise to clarify the risk to investor.

     As requested, we have clarified this risk factor in Amendment No. 1.

11. Please revise to clarify the nature of the pending litigation and potential impact it could have on the combined company.

     This risk factor has been revised in Amendment No. 1. We believe the primary stockholder risk is that the contingent liability reserves BVCC has established following the solvent liquidation of BV Bank prove inadequate. From September 30, 2003 to date, the reserves have been sufficient. The stockholder risk is an unforeseen future event that causes the reserves to become inadequate.

12. It is unclear that there would be an ongoing risk regarding BVAC's relationships with dealers following the sale of BVAC to AFS. Please revise to clarify.

     Because we believe there will not be a material on-going risk to BVAC related to its relationships with automobile dealers in the context of the sale of BVAC to AFS, we have deleted this risk factor.

13. We note that your proposal to merge with GLB and your proposal to sell BVAC are independent proposals and that shareholders will vote separately on each proposal. Your pro forma statements do not appear to clearly reflect the independent nature of the two proposals. Please revise your pro forma financial statements to present each separate possible outcome of the shareholder vote. Refer to Item 11-02(b) Instruction 6 of Regulation S-X and separately disclose the expected impact on your historical financial statements of each of the following:

     -    the merger with GLB;

     -    the sale of BVAC; and

     -    both the merger with GLB and the sale of BVAC.

     We have revised the pro forma financial information to include pro formas reflecting the sale of BVAC without a merger. The revision has been formatted per your suggestions in our telephone conversation with you on January 20, 2005.

14. Please revise your filing to include unaudited financial statements of BVAC for all periods presented. Refer to Section H-Question 6 of our Manual of Publicly Available Telephone Interpretations, Third Supplement (July 2001), available on our website at http://www.sec.gov/interps/telephone/phonesupplement3.htm.
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Securities and Exchange Commission
Page 5
February 1, 2006

     Amendment No. 1 contains unaudited BVAC- only financial statements for all prescribed periods.

15.  Please disclose the interest rate of the credit facility discussed on page
     50.

     Because the interest rate information is already included in the joint proxy statement/prospectus, our understanding is that you have withdrawn this comment.

16.  Please identify the "prominent investment banking firm" on page 138.

     As requested, we have included the name of the "prominent investment banking firm" in Amendment No. 1.

17. Please discuss GLB's primary market area, including information on the population characteristics of the counties the bank serves, including information and trends relating to population growth or decline, aging and per capita income. We note, in particular, the risk factor on page 29 beginning "Adverse economic conditions in GBSB's market areas...."

     We have revised the discussion to include demographic data for GLB's primary market area.

18. Please discuss the various risks that attach to the different types of loans offered by the bank.

     Amendment No. 1 contains a discussion of the various risks that attach to GLB's loan portfolio. GBSB has thus far had an excellent record in terms of loan losses. GLB's reserve for loan losses has been conservatively established.

19. Please revise to describe the negotiation of the principal terms of the merger, including price.

     We have revised the discussion in Amendment No. 1 to provide more detail of the negotiations of the principal terms of the merger, including the price, but we believe the existing discussion accurately portrays what happened and when it happened. We would be pleased to discuss this comment with you further if you believe some particular additional disclosure is appropriate.

20. The board should specifically note each analysis that does not support its recommendation and explain why, in light of that analysis, it continues to recommend the transaction. This comment applies, if applicable, to each other set of board recommendations in the filing.

     We have revised "BVCC's Reasons for the Merger, " "GLB's Reasons for the Merger" and "BVCC's Reason for the Sale" to identify specifically any analysis that tends not to support the board determination and to indicate that, notwithstanding the negative factors,
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Securities and Exchange Commission
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February 1, 2006

the positive factors significantly outweighed the negative factors and henceforth resulted in the board recommendations.

21. Please state how much Harris Nesbitt has received from Bay View in the most recent two years.

     Amendment No. 1 indicates the fees payable to Harris Nesbitt by BVCC in connection with the merger as well as any other fees paid by BVCC to Harris Nesbitt during the two years ended December 31, 2005.

22. Please state that Harris Nesbitt has consented to the inclusion of its opinion in the prospectus.

     Amendment No. 1 indicates that Harris Nesbitt has consented to the inclusion of its opinion in the joint proxy statement/prospectus.

23. Please explain why Sandler O'Neill selected a peer group of Midwest banks to value GLB since GLB is not a Midwest bank.

     Sandler O'Neill & Partners, L.P. has advised us that it selected a peer group of Midwest banks because it believes the Midwest peer group chosen for bank merger and acquisition activities is more representative of the Buffalo, New York marketplace than any type of mid-Atlantic peer group.

24. Please state on page 201 how much Sandler O'Neill has received from GLB and Bay View in the last two years.

     Amendment No. 1 indicates the fees payable to Sandler O'Neill in connection with the merger as well as any other fees paid by BVCC or GLB to Sandler O'Neill during the two years ended December 31, 2005.

25. Please state that Sandler O'Neill has consented to the inclusion of its opinion in the prospectus.

     Amendment No. 1 indicates that Sandler O'Neill has consented to the inclusion of its opinion in the joint proxy statement/prospectus.

26. Please provide us with your comprehensive analysis that describes how you determined that the merger between BVCC and GLB was a reverse acquisition, with GLB as the accounting acquirer. Refer to paragraph 17 of SFAS 141.

     BVCC and GLB believe that the application of reverse acquisition accounting under the purchase method to account for the merger of BVCC and GLB under Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS No. 141") is appropriate. Application of the purchase method requires the identification of the acquiring
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Securities and Exchange Commission
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February 1, 2006

entity. The entity determined to be the acquirer for accounting purposes may be different from the legal acquirer. SFAS No. 141 does not provide a concise definition of the acquiring enterprise; however, the essence of this identification is the determination of which entity has effective control of the post-merger enterprise. SFAS No. 141 provides a list of indicators and circumstances that should be considered in identifying the acquiring enterprise for accounting purposes. Accordingly, the identity of the acquirer is a facts and circumstances determination.

     In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is commonly determined to be the acquiring entity. In some business combinations, referred to as "reverse acquisitions, " however, the acquired entity issues the equity interests.

     Under paragraph 17 of SFAS No. 141, all pertinent facts and circumstances must be considered in determining which party is the acquiring entity. These factors include the following:

     - The introductory language of paragraph 17 states: "Commonly, the acquiring entity is the larger entity." Paragraph 17 does not specify the metric for measuring "larger. " GLB is projected to have approximately $800 million in assets at the time of the merger, whereas BVCC is projected to have approximately $700 million in assets at the time of the merger, although the BVCC's assets will be reduced to approximately $115 million after the sale of BVAC, which is expected to occur one or two days after the merger closes. Therefore, the business parameters suggest that GLB is the acquiring entity.

     - Under paragraph 17a: "All else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity." In the merger, the current holders of BVCC common stock will hold approximately 60% of the outstanding shares of the combined entity, and the current holders of GLB common stock will hold approximately 40% of the outstanding shares of the combined entity. This factor is not determinative as all other factors are not equal.

     - Under paragraph 17b, "All else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity." The combined entity will not have a single owner or organized group of owners that hold a large minority voting interest, although the directors and officers of GLB as a group
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Securities and Exchange Commission
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February 1, 2006

          will have the most significant ownership interest (approximately 15%) in the combined entity. Furthermore, the chairman of the board of GLB will own 5%+ of the combined entity and will be the single largest stockholder, while the directors and executive officers of BVCC will have less than a 2% interest in the combined company. Therefore, this factor weighs in favor of GLB as the acquiring entity.

     - Under paragraph 17c: "All else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity." Under the merger agreement, the board of the combined entity will consist of 12 members of GLB's current board of directors and 3 members of BVCC's current board of directors. It is our understanding that in reviewing this factor, the SEC looks to whether the domination of the board by one of the entities is "other than temporary" and that the SEC's guidance has been that a domination of the board for less than two years would be insufficient, and has expressed a preference for a domination period of at least five years or more. GLB's domination of the combined entity's board is expected to continue for a substantial period of time after the merger (i.e., for the foreseeable future) for the following reasons:

          - The staggered board of directors of the surviving corporation will make it unlikely that the 12 GLB - 3 BVCC ratio could completely change before 2009;

          - The corporate governance process of the surviving corporation, including the process for nominating director candidates, will be controlled exclusively by persons who are currently GLB directors and it seems remote that this composition would change for the foreseeable future;

          - The lack of any sort of large group among BVCC stockholders and the concentrated GLB ownership will in all likelihood foreclose the ability of stockholders of the surviving corporation to elect board members not nominated by the nominating committee of the surviving corporation through a proxy contest or otherwise;

          - None of the three current members of the BVCC board who will join the combined entity's board will occupy any executive positions or have any direct managerial authority;
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Securities and Exchange Commission
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February 1, 2006

          - No other current members of BVCC's board are professional bankers or have other backgrounds that appropriately fit the circumstances of the surviving corporation in conducting a banking business in Western New York State. Of these other current BVCC directors, three directors (Roger K. Easley, Thomas
               M. Foster, Daniel W. Foster) reside in California, one BVCC director (P.K. Chatterjee) will resign upon the sale of BVAC and the other two directors (Frederick W. Dreher, Joel E. Hyman) reside in southeastern Pennsylvania and served on BVCC's board principally because of their extensive experience in working with troubled financial institutions; and

          - There is no other evidence to suggest that the board domination by GLB will be temporary.

     - Under Paragraph 17d: "All else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer and those divisional heads reporting directly to them, or the executive committee if one exists." Under the merger agreement, all executive officers of the combined entity will be current GLB executive officers, and none of the BVCC executive officers will continue as an executive officer of the combined company. None of the BVCC officers are familiar with the Western New York State banking market.

     - Under paragraph 17e: "All else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities." This factor is not applicable. The footnotes to this factor in SFAS No. 141 state that it applies "only if the equity securities exchanged in a business combination are traded in a public market on either (a) a stock exchange (domestic or foreign) or (b) in an over-the-counter market (including securities quoted only locally or regionally.)" GLB's common stock is not so publicly traded, and there is no public market value for GLB's common stock.

     In conclusion, an analysis of the factors of cited by paragraph 17 of SFAS No. 141, strongly suggests that the application of reverse acquisition accounting under the purchase method of accounting is appropriate.
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Securities and Exchange Commission
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February 1, 2006

     It is also worth noting, in this regard, that the name of the combined entity will be changed to Great Lakes Bancorp, Inc.

     Furthermore, one of the principal reasons that GLB agreed to the transaction is that it provides GLB with the substantial capital it needs to continue its expansion on terms more attractive to GLB than capital could currently be obtained through public or private offerings.

     Finally, while the current holders of BVCC common stock will contribute the majority of the equity to the merger and retain the majority of the voting rights in the post-merger enterprise, GLB's control of the board of directors and the executive management of the post-merger enterprise appear to be most reflective of the effective control over the post-merger enterprise. Therefore, the application of reverse acquisition accounting under SFAS No. 141 is appropriate, with GLB as the accounting acquirer.

27. We note your disclosure that the existing GLB board members will retain 12 of the 15 initial board seats and the staggering of board positions will leave control of the board of the combined company to the existing GLB board members for the foreseeable future. Please tell us the approximate time period that you consider the "foreseeable future. " Provide us with your analysis of the likely impact of staggering board positions that supports your conclusion that the existing GLB board members will have control of the combined company board for the foreseeable future.

     The response to this comment is discussed extensively in our response to Comment No. 26, subparagraph 4, which discusses the analysis under paragraph 17c of SFAS No. 141. We believe an appropriate time period under the BVCC-GLB circumstances is somewhere in the five to ten year range. The executive leadership of the surviving corporation is reasonably young (Mr. Dorn is 55) and GLB has performed well. There is thus likely to be little impetus for change and any change, even if desired, would be substantially impeded by the charter, by-laws and governance process of the surviving corporation.

28. Please identify the natural persons who control any entity in the table that is not a public company or a registered investment advisor.

     We have reviewed the filings made by the institutional investors reviewed in the beneficial ownership table and have made revisions in Amendment No. 1 based on those filings.

29. Please revise to describe the negotiation of the principal terms of the transaction, including price.
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Securities and Exchange Commission
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February 1, 2006

     We have revised this discussion in Amendment No. 1 to describe the negotiation of the principal terms of the sale with BVAC, including the price.

30.  Please summarize, in reasonable detail, the other analyses.

     As described on page 262 of the Amendment No. 1, given the lack of comparability of BVAC to other companies in the indirect automobile finance industry, UBS relied primarily on a discounted cash flow analysis of BVAC for purposes of evaluating the fairness, from a financial point of view, to BVCC of the aggregate purchase price to be received by BVCC in the BVAC sale. We therefore respectfully submit that no additional disclosure is required or necessary given that the disclosure currently reflects the material analysis performed by UBS for purposes of its opinion as reviewed by the BVCC board of directors at its meeting held to evaluate the BVAC sale and the reasons for UBS' reliance on such analysis.

31. Please state how much UBS is being paid for this transaction and how much it has received from Bay View in the last two years.

     Amendment No. 1 indicates the fees payable to UBS in connection with the sale of BVAC, and also indicates the fees paid by BVCC to UBS during the two years ended December 31, 2005.

32.  Please delete the sentence in the second paragraph beginning, "We have assumed that any representation or statement...." and the following sentence. These appear unnecessary in light of the earlier sentence mentioning the representation letters.

     The requested language deletion has been made.

33. In the following paragraph, please delete the assumption "that the merger will qualify as a statutory merger under applicable state law." This is a legal conclusion and inappropriate assumption except on the basis of a referenced legality opinion.

     The requested language deletion has been made.

34. Please revise the penultimate paragraph to avoid the implication that the opinion cannot be relied upon by investors. In addition, the opinion should not state that it can be relied upon only in connection with the merger agreement. It should have reference instead to the registration statement. Please revise.

     The requested language revisions have been made.

     We will call you in the next day or two to learn the anticipated timing of your review of registration statement and would then submit an appropriate acceleration request. If at all
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Securities and Exchange Commission
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February 1, 2006

possible, we plan to request that the registration statement be declared effective on February 6, 2006.

     If you have any questions about any of our responses, please call me at 215-979-1234 or John W. Kauffman at 215-979-1227.

     We appreciate your cooperation.


                                                       Sincerely,


                                                       Frederick W. Dreher

FWD:am
cc:      Robert B. Goldstein
         Charles G. Cooper
         Barry M. Snyder
         Andrew W. Dorn, Jr.